

8x8 Names Bryan Martin Chairman of the Board of Directors

Santa Clara, California (December 18, 2003) – 8x8, Inc. (Nasdaq: EGHT), the broadband voice and video communications service provider, announced today that Bryan Martin, 8x8's Chief Executive Officer, has been named Chairman of the Board of Directors. Joe Parkinson, 8x8's Chairman since November 2000, will continue to serve as Vice-Chairman of the Board.

The Company also announced that Christos Lagomichos has resigned from 8x8's Board of Directors. Mr. Lagomichos joined 8x8's Board in June 2000, and served as STMicroelectronics' representative.

Mr. Martin stated, "I want to personally thank Christos for all of his support the last several years. With 8x8's new focus on the Packet8 voice and video communications service business, 8x8's strategic relationship with STMicroelectronics has evolved into a valued customer/vendor relationship. We look forward to continuing to work with STM as a manufacturer of the Audacity family of voice semiconductors used in the Packet8 service."

8x8's Board of Directors is currently composed of Bryan Martin (Chairman & CEO), Joe Parkinson (Vice-Chairman), Dr. Bernd Girod (Professor of Electrical Engineering and Computer Science at Stanford University), Major General Guy L. Hecker, Jr. (Retired, U.S. Air Force), and Donn R. Wilson (Executive Vice President of Franchise Services at Solidus Networks).

About 8x8, Inc.
8x8, Inc. offers the Packet8 broadband voice and video communications service (www.packet8.net), consumer videophones, hosted iPBX solutions (through its subsidiary Centile, Inc.), and voice and video semiconductors and related software (through its subsidiary Netergy Microelectronics, Inc.). For more information, visit 8x8's web site at www.8x8.com.

About Packet8
Launched in November 2002, Packet8 enables anyone with high-speed internet access to sign up for internet protocol (IP) voice and video communications service at http://www.packet8.net. Customers can choose a direct-dial phone number from any of the rate centers offered by the service, and then use an 8x8-supplied terminal adapter to connect any telephone to a broadband internet connection and make or receive calls from a regular telephone number. All Packet8 telephone accounts come with voice mail, caller ID, call waiting, call waiting caller ID, call forwarding, hold, line-alternate, 3-way conferencing, web access to account controls, and real-time online billing. High speed, instant-on broadband videophone accounts, which use the 8x8 DV325 SIP videophone, are also available. The DV325 videophone functions as a Packet8 voice line when making or receiving voice telephone calls from regular telephone numbers.

Editors: 8x8 and Packet8 are trademarks of 8x8, Inc.

CONTACT:
Peter Brooks
8x8, Inc.
(415) 425-4225
Peterjbrooks@8x8.com